PAMPA ENERGÍA S.A. ANNOUNCES SETTLEMENT OF CASH TENDER OFFER

BUENOS AIRES, ARGENTINA (September 10, 2024) — Pampa Energía S.A. (“Pampa,” the “Company” or “we”) announced today the settlement of its previously announced cash tender offer (the “Tender Offer”) to purchase any and all of Pampa’s outstanding Series 1 7.500% Notes due 2027 (the “Notes”) issued by the Company under the indenture dated as of January 24, 2017 (the “Indenture”). The Tender Offer expired at 8:00 a.m., New York City time, on September 5, 2024 (such date and time, the “Expiration Time”) and the preliminary results were announced later that day. The Tender Offer settled today, September 10, 2024 (the “Settlement Date”).

The Tender Offer was made pursuant to the terms and conditions set forth in the offer to purchase dated August 26, 2024 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery instruction (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

The following table sets forth the aggregate principal amount of Notes validly tendered in the Tender Offer (including pursuant to the Guaranteed Delivery Procedures (as defined in the Offer Documents), all of which Pampa accepted for purchase:

Notes	CUSIP / ISIN / Common Code Numbers	Principal Amount Outstanding Prior to Tender Offer	Principal Amount Validly Tendered and Accepted for Purchase	Tender Offer Consideration(2) (3)
Series 1 7.500% Notes due 2027	697660 AA6/ US697660AA69 / 155564636 P7464E AA4/ USP7464EAA49 / 155566132	US$750,000,000(1)	US$397,296,000	US$1,000
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(1)	Including U.S.$153 million principal amount of Notes which are held by a third party lender of the Company as security for such financing.
(2)	Per U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase. The Offer Consideration does not include accrued interest.
(3)	Holders will also receive accrued interest from and including the last interest payment date for the Notes up to but not including the Settlement Date.

Pampa paid an aggregate amount of US$397,296,000 as tender consideration for the Notes accepted for purchase in the Tender Offer, including those validly tendered through Guaranteed Delivery Procedures. In addition to the tender consideration, the total amount of Accrued Interest paid by Pampa in respect of the Notes accepted for purchase was US$3,807,420.08.

Pampa engaged Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to act as the Dealer Managers in connection with the Tender Offer and Banco Santander Argentina S.A. and Banco de Galicia y Buenos Aires S.A.U. to act as local information agents in Argentina. Morrow Sodali International LLC (trading as Sodali & Co) acted as Tender and Information Agent for the Tender Offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Notes in the Tender Offer. The Tender Offer was made only by, and pursuant to the terms of, the Offer Documents. The Tender Offer was not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction, and do not constitute an offer to buy or the solicitation of an offer to sell Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws required the Tender Offer to be made by a licensed broker or dealer, the Tender Offer was deemed to be made on behalf of Pampa by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NEITHER THE OFFER TO PURCHASE NOR ANY OF THE OFFER DOCUMENTS RELATING TO THE TENDER OFFER HAVE BEEN FILED WITH OR REVIEWED BY THE FEDERAL OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE OR ANY OF THE OFFER DOCUMENTS RELATING TO THE TENDER OFFER. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Actual results may differ materially from those reflected in the forward-looking statements. We undertake no obligation to update any forward-looking statement or other information contained in this press release to reflect events or circumstances occurring after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

About Pampa

Pampa is an Argentine leading independent energy company, participating in the electricity and gas businesses. We and our subsidiaries, joint ventures and affiliates are engaged in the generation and transmission of electricity, exploration, production, commercialization and transportation of oil and gas, and production of petrochemical products. Our shares are traded on the New York Stock Exchange and the Bolsas y Mercados Argentinos S.A.

For further information, see our website www.pampa.com or contact:

Investor Relations

Phone: +54-11-4344-6000

Email: investor@pampa.com